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                                                                      EXHIBIT 2

                                     FORM 27

                                 Securities Act

                          MATERIAL CHANGE REPORT UNDER
                            SECTION 75(3) OF THE ACT


1.       REPORTING ISSUER

         The reporting issuer is Magna International Inc. (the "Corporation" or "Magna"), a corporation incorporated under the laws of the Province of Ontario and having its registered office located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.


2.       DATE OF MATERIAL CHANGE

         The material change occurred on June 25, 2002.

3.       PRESS RELEASE

         On June 25, 2002, a press release describing the material change was issued by the Corporation and delivered to the Ontario Securities Commission and the other Canadian securities regulatory authorities, to The Toronto Stock Exchange, to The New York Stock Exchange and to Canada NewsWire for publication and dissemination through its North American Disclosure and European Financial Capitals Plus networks.


4.       SUMMARY OF MATERIAL CHANGE

         On June 25, 2002, the Corporation and Donnelly Corporation ("Donnelly") jointly announced that they have entered into a definitive merger agreement pursuant to which Donnelly will become a wholly-owned subsidiary of Magna following the receipt of the approval of the shareholders of Donnelly of the merger and subject to antitrust and other regulatory approvals. Donnelly shareholders will receive a fraction of a Class A Subordinate Voting share of the Corporation with a value of U.S. $28 per Donnelly share. Based on this value per outstanding Donnelly share, the purchase price represents total consideration of approximately U.S. $320 million plus the assumption of approximately U.S. $95 million in interest-bearing debt.


5.       FULL DESCRIPTION OF MATERIAL CHANGE

         On June 25, 2002, the Corporation and Donnelly jointly announced that they have entered into a definitive merger agreement pursuant to which Donnelly will become a wholly-owned subsidiary of Magna following the receipt of the approval of the merger by two-thirds of the votes cast at a Donnelly shareholders meeting called to consider the merger. The agreement has been approved by the boards of directors of both Magna and Donnelly. Certain Class A and Class B shareholders of Donnelly representing approximately 72% of the total votes eligible to be cast at the shareholders meeting have agreed to vote their shares in favour of the transaction. Based on U.S. $28 per outstanding Donnelly share, the purchase price represents total consideration of approximately U.S.$320 million plus the assumption of approximately U.S.$95 million of interest-bearing debt.

        The transaction is structured as a merger of a wholly-owned subsidiary of the Corporation into Donnelly in which Donnelly shareholders will receive, for each share of Donnelly Class A and Class B stock, a fraction of a Magna Class A


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Subordinate Voting share valued at U.S. $28, so long as the average trading price on the New York Stock Exchange of Magna Class A Subordinate Voting shares for the twenty trading days ending on the second day before closing is between U.S.$61 and U.S.$80 per share. Including outstanding unexercised stock options, Donnelly currently has approximately 7,415,408 shares of Class A stock and 4,081,321 shares of Class B stock outstanding.

        The completion of the transaction is subject to approval by the Donnelly shareholders and the receipt of antitrust and other approvals as well as the satisfaction of certain conditions. Subject to the right of the Corporation to increase the consideration to U.S. $24 per Donnelly share, Donnelly has the right to terminate the merger agreement in the event the average trading price on the New York Stock Exchange of Magna Class A Subordinate Voting shares for the twenty trading days ending on the second day before closing is less than U.S. $52.28. The merger agreement may also be terminated by either party in certain specified events.

        Donnelly is a global supplier to the automotive market of interior and exterior rear vision systems, modular window systems and door closure systems in North and South America, Europe and Asia. For the fiscal year ended December 31, 2001 Donnelly had net sales of approximately U.S. $850 million and currently employs more than 6,000 employees in 14 countries.

        The combination of Donnelly with the Corporation's mirrors business will create the leading global mirrors supplier. Both businesses are complementary from a geographic, operating and customer perspective. Donnelly also brings significant technology capabilities not only in relation to mirrors but also to a wider range of automotive electronics.


6.      RELIANCE ON SECTION 75(3) OF THE ACT

        This report is not being filed on a confidential basis.


7.      OMITTED INFORMATION

        Not applicable.


8.      SENIOR OFFICERS

        For further information, please contact J. Brian Colburn, Executive Vice-President, Special Projects and Secretary of the Corporation at 905-726-7022.


9.      STATEMENT OF SENIOR OFFICER

        The foregoing accurately discloses the material change referred to herein.



        DATED at Aurora, Ontario as of the 25th day of June, 2002.



                                  /s/ J. Brian Colburn

                                  J. Brian Colburn
                                  Executive Vice-President, Special Projects and Secretary